EXHIBIT 13.1

FINANCIAL STATEMENTS

FISCAL YEAR END DECEMBER 31, 2003 (AUDITED)

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Shiwana, Inc.

Schaumburg, Illinois

We have audited the accompanying balance sheet of Shiwana, Inc. (a development stage enterprise) as of December 31, 2003, and the related statements of operations, changes in stockholders’ equity and cash flows for the period from November 25, 2003 (inception) through December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shiwana, Inc. (a development stage enterprise) as of December 31, 2003, and the results of its operations and its cash flows for the period from November 25, 2003 (inception) through December 31, 2003, in conformity with U.S. generally accepted accounting principles United States of America.

As discussed in the notes to the financial statements, the Company has not commenced any operations other than matters related to general corporate structure and will not commence operations until 2004.

/s/ McGladrey & Pullen, LLP

Schaumburg, Illinois

February 29, 2004

Shiwana, Inc.

(A Development Stage Enterprise)

Balance Sheet

December 31, 2003

Assets
Current Assets
Cash	$49,008
Prepaid expenses	1,653

Total current assets	50,661

Total assets	$50,661

Liabilities and Stockholders’ Equity
Current Liabilities, accounts payable	$4,544

Stockholders’ Equity
Common stock, $.01 par value, authorized 20,000,000 shares; issued and outstanding 7,127,705 shares	71,277
Less note receivable and accrued interest arising from the sale of common stock	(14,825)
Additional paid-in capital	2,548
Deficit accumulated during the development stage	(12,883)

46,117

Total liabilities and stockholders’ equity	$50,661

See Notes to Financial Statements.

Shiwana, Inc.

(A Development Stage Enterprise)

Statement of Operations During the Development Stage

Period from November 25, 2003 (Inception) through December 31, 2003

Revenues	$—
Development stage, operating expenses:
Selling, general and administrative:
Professional services	12,891

Operating loss	(12,891)
Interest income	8

Net loss, deficit accumulated during the development stage	$(12,883)

Net loss per share, basic and diluted	$(0.01)

Weighted average shares outstanding, basic and diluted	7,127,705

See Notes to Financial Statements.

Shiwana, Inc.

(A Development Stage Enterprise)

Statement of Changes in Stockholders’ Equity

Period from November 25, 2003 (Inception) through December 31, 2003

	Common Stock	Additional Paid-In Capital	Notes Receivable	(Deficit) Accumulated During the Development Stage	Total
Balance, November 25, 2003	$—	$—	$—	$—	$—
Issuance of 5,702,164 shares of common stock on November 25, 2003, for cash	57,022	1,978	—	—	59,000
Issuance of 1,425,541 shares of common stock on November 25, 2003, for a note receivable	14,255	495	(14,750)	—	—
Interest on notes receivable	—	75	(75)	—	—
Net loss	—	—	—	(12,883)	(12,883)

Balance, December 31, 2003	$71,277	$2,548	$(14,825)	$(12,883)	$46,117

See Notes to Financial Statements.

Shiwana, Inc.

(A Development Stage Enterprise)

Statement of Cash Flows

Period from November 25, 2003 (Inception) through December 31, 2003

Cash Flows From Operating Activities
Net loss	$(12,883)
Changes in assets and liabilities:
(Increase) in prepaid expenses	(1,653)
Increase in accounts payable	4,544

Net cash used in operating expenses	(9,992)
Cash Flows From Financing Activities
Proceeds on sale of common stock,
Net cash provided by financing activities	59,000

Net increase in cash	49,008
Cash:
Beginning	—

Ending	$49,008

Supplemental Disclosures of Noncash Financing Activities
Issuance of common stock for note receivable	$14,750
Interest added to note receivable	75

See Notes to Financial Statements.

Shiwana, Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Shiwana, Inc. was formed on November 25, 2003, under the laws of the State of Delaware. The business of the Company will be to provide sales execution solutions and related services that help businesses improve their sales effectiveness, increase marketing efficiency, and increase revenues. The Company intends to do this through customer relationship management solutions for companies of various sizes. The Company is currently in the development stage and expects to commence operations in 2004.

Significant accounting policies are as follows:

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition: The Company will recognize revenue from subscription services as earned. Subscription services will be billed for the entire amount of the subscription, deferred at the time of billing and amortized into revenue on a monthly basis over the term of the subscription, generally twelve months or less. Revenue from non-subscription services provided to customers, such as on-demand services, will be recognized when the services are performed. Revenue from deliverable content consulting contracts will be recognized on a proportional performance basis for longer term projects where sufficient information relating to project status and other supporting documentation is available. Otherwise, such services are recognized as revenue after completion of the services.

Income taxes: Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109), requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carryforwards for income tax purposes. In addition, the amount of any future tax benefits is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

Stock-based compensation: The Company accounts for stock-based compensation to employees using the intrinsic value method. Accordingly, compensation costs for employee stock options is measured as the excess, if any, of the fair value of the Company’s common stock at date of grant over the exercise price.

The Company accounts for stock-based compensation to nonemployees at fair value.

Earnings per share (EPS): For purposes of calculating weighted-average shares outstanding, the 7,127,705 common shares outstanding after the Company’s stock split are assumed to be outstanding for all periods presented.

Shiwana, Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed using the weighted-average number of common shares outstanding plus the number of additional common shares that would have been outstanding if dilutive common shares had been issued. For the period from November 25, 2003 to December 31, 2003, the Company had no potentially dilutive securities outstanding.

Shiwana, Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

Note 2. Organization

On November 25, 2003, two investors made initial contributions for 1,000 shares of common stock in the Company. Cash of $59,000 was received for 800 shares from one stockholder and a note receivable in the amount of $14,750 was received for 200 shares from the other stockholder. The shares received by each shareholder were retroactively increased for financial statement presentation by the stock split discussed in Note 5.

The note receivable has a term of 40 months with interest at 5%. Interest and principal are due on a quarterly basis beginning on March 31, 2004.

Note 3. Operations and Management’s Plans

Substantially all of operations during 2003, from inception on November 25, 2003 through December 31, 2003, were involved with organizing the Company.

Beginning in 2004, the Company plans to raise an additional $1,000,000 through additional funding sources as it begins to package its suite of services and marketing collateral materials. The Company will also begin to invest in sales and product support for the services it will deliver.

Management is currently planning final purchases of computer equipment and software to run its service infrastructure. The capital expenditures associated with these plans are estimated to be $25,000.

Management believes existing cash, short-term investments, additional funds raised from outside sources, and cash flows from operations will be sufficient to meet operating requirements for the next 12 months. In the event additional financing becomes necessary, management may choose to raise those funds through other forms of financing as appropriate.

Note 4. Income Taxes

A reconciliation of income taxes computed at the statutory federal income tax rate is as follows:

Income tax credit at the statutory rate	$(4,380)
Increase (decrease) resulting from:
State income taxes, net of federal tax benefit	(612)
Increase in valuation allowance	4,992

$—

The Company has a deferred tax asset for start-up expenses in the amount of $4,992. This amount has been reduced by a valuation allowance of $4,992 since the realization of this asset is currently unknown.

Note 5. Subsequent Events

On January 6, 2004, the Company declared a stock split whereby each share of outstanding common stock would be exchanged for 7,127.705 shares of newly issued common stock. Concurrent with this stock split, the Company amended its articles of incorporation to authorize 20,000,000 shares of common stock to be outstanding. The financial statements have been retroactively restated to show the effect of this stock split.

On January 6, 2004, the Company entered into a consulting agreement with the 20 percent stockholder to provide transfer agent and other consulting services for a period of three years. The Company is to pay $5,000 each year due in quarterly installments beginning on March 31, 2004.

On January 6, 2004, the Company entered into an $11,000 note payable agreement with a Company owned by the majority stockholder. The note payable is due including interest at 5% in quarterly installments beginning on March 31, 2004, and is unsecured.

On January 6, 2004, the Company and its stockholders approved the Company’s 2004 Stock Option Plan No. 1 (the “Plan”). The Plan authorizes incentive stock option grants or nonstatutory stock option grants to eligible participants. Eligible participants are employees, officers or directors and consultants or advisors. 1,781,926 shares of common stock have been initially reserved under the Plan. No person may receive stock option grants for more than $100,000 of aggregate fair market value in any calendar year under the Plan.